April 11, 2012

Via EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Phillips 66

Request for Acceleration of Effectiveness of Registration Statement on Form 10

File No. 001-35349

Ladies and Gentlemen:

Phillips 66 hereby requests the effectiveness of its Registration Statement on Form 10 (File No. 001-35349) (the “Registration Statement”) be accelerated so that the Registration Statement will become effective as of 9:00 a.m. E.D.T. on April 12, 2012.

In accordance with Rule 12d1-2 promulgated under the Securities Exchange Act of 1934, as amended, the reasons for this request are as follows: on April 4, 2012, the Board of Directors of ConocoPhillips took several actions in connection with the spin-off of Phillips 66 from ConocoPhillips, including establishing the distribution ratio for the spin-off, setting a record date of April 16, 2012, and setting a distribution date of April 30, 2012. ConocoPhillips and Phillips 66 wish to commence immediately the process of printing the Information Statement, which is filed as an exhibit to the Registration Statement, and mailing it as soon as possible following the record date.

In response to your request, Phillips 66 hereby acknowledges each of the following:

•	The adequacy and accuracy of the disclosures in the above filing is Phillips 66’s responsibility.

•	The Staff’s comments or the changes to disclosure Phillips 66 makes in response to the Staff’s comments do not foreclose the Commission from taking any action on the above filing.

•	Phillips 66 may not assert the Staff’s comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

PHILLIPS 66

/s/ Greg C. Garland

Greg C. Garland

President